SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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FILE NO. 82-4740

April 4, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of:

(i) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 1, 2002;

(ii) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 28, 2002; and

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(iii) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of April 1, 2002.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexey Kiyashko

Enclosure

cc: L. Leliavskaia
The Bank of New York

A. Litvinov
JSC Electrosvyaz (Rostov Region)

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *March 1, 2002*
Code of the fact (event, action): *0300191A01032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9796% of the charter capital
after the changes: 10.0210% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 1, 2002.

Deputy General Director /s/ G.K. Borisova
[Seal]

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *March 28, 2002*
Code of the fact (event, action): *0300191A28032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.1276% of the charter capital
after the changes: 9.9930% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 28, 2002.

Deputy General Director /s/ [Seal] G.K. Borisova

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *April 1, 2002*
Code of the fact (event, action): *0300191A01042002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9930% of the charter capital
after the changes: 10.0443% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: April 1, 2002.

Deputy General Director /s/ [Seal] G.K. Borisova